

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2013

<u>Via E-mail</u>
Emanuele A. Lauro
Chief Executive Officer
Scorpio Bulkers Inc.
9, Boulevard Charles III
MC 98000 Monaco

> **Re: Scorpio Bulkers Inc.**
> **Draft Registration Statement on Form F-4**
> **Submitted September 20, 2013**
> **Draft Registration Statement on Form F-1**
> **Submitted October 1, 2013**
> **CIK No. 0001587264**

Dear Mr. Lauro:

We have reviewed your draft registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Draft Registration Statement on Form F-4</u>

<u>General</u>

1. We note that you are registering the offering of Exchange Shares in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental

letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2. In your next amendment, please include a form of the letter of transmittal for review.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the ommunications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

5. Please revise to define technical terms in the place where first used. We note for example "backhaul voyages," "COAs" and "TCE revenues" on page 4.

Prospectus Cover Page

6. Please confirm your understanding that the prospectus cover page should be limited to one page. Refer to Item 501(b) of Regulation S-K. Please revise.

Prospectus Summary, page 1

7. You state in the second paragraph that you plan to offer and sell your common shares through an IPO "[p]rior to this Exchange Offer." Your cover letter dated September 20, 2013 states that you intend to commence the exchange offer "concurrently or shortly following" the IPO. With a view to revised disclosure, please tell us when you intend to commence the Exchange Offer relative to the IPO.

8. In one of your introductory paragraphs on page 1, please clarify that you were recently formed and do not anticipate generating revenues until you receive your vessels which is scheduled between 2015 and 2016.

Our Business, page 1

9. Please revise the first paragraph to explain what you mean by "reputable" shipyards. In addition, please explain to us the basis for this statement.

10. Please revise the second paragraph to state whether you have yet identified any potential acquisitions or have any written proposals or commitments.

11. Please revise the second paragraph to explain to investors what you mean by "moderate levels of leverage." We also note your disclosure on page 6.

12. You disclosed that you have entered into indicative term sheets for proposed new credit facilities to provide you up to $210.0 million. Please revise the third paragraph to state when you intend to execute credit agreements. If you will be entering into any credit agreements prior to effectiveness, please revise to state the material terms of your credit agreements once executed. As applicable, please also revise the related risk factors on pages 32-33 to reflect your credit facilities so that investors can better assess the attendant risks.

Our Relationship with Scorpio Group, page 2

13. Please delete the second paragraph with the exception of the first sentence, as this is not an offering for the securities of Scorpio Tankers. Similarly, please delete "involved in shipping since the early 1950s" and "a market capitalization of $1.8 billion" from the first paragraph on page 2.

14. Please revise to explain whether Scorpio Group has any ownership interest in you or whether you are under common ownership.

15. With a view to revised disclosure, please tell us whether you have any agreement that precludes Scorpio Group from owning dry bulk tankers. If there are no limitations, please briefly disclose the attendant conflicts of interest.

16. Please revise to separately mention here the conflicts of interest discussed in the last two risk factors on page 31 and the first risk factor on page 32. Please revise to state, if true, that you have no agreements stating that conflicts will be resolved in your favor.

17. With a view to revised disclosure, please tell us whether any conflicts could arise through any relationship you or your management has with Navigazione Alta Italia.

18. We note on page 5 that you "expect that SSH will agree with us not to own any drybulk carriers ranging between 30,000 and 85,000 dwt for so long as the Administrative Services Agreement is in full force and effect." We note on page 1 that you intend to operate at carrying capacities of between 30,000 and 100,000 dwt. Please revise to discuss the apparent conflict of interests that may arise with respect to vessels between 85,000 and 100,000 dwt. As appropriate, please also provide a risk factor addressing this.

19. Please revise to discuss any conflicts of interest that may arise from SCM providing management services to dry bulk carriers other than your own.

Management of Our Business, page 4

Commercial and Technical Management, page 4

20. Please revise to state when you intend to enter into the Master Agreement, the Scorpio Ultramax Pool Agreement, and the Administrative Services Agreement. Also file these agreements with your registration statements as these agreements appear material to you.

Competitive Strengths, page 5

Experienced management team with an established track record, page 5

21. Please delete reference to your "established track record in the public market" in the heading as the past performance of other publicly traded securities cannot predict the performance of your securities. If this is not a reference to the public securities markets, please revise the heading to clarify this.

22. Please balance this disclosure to state the number of hours per week that each member of your management team will be dedicating to your business. Also disclose the specific experience each member of your management team has in owning and operating a dry bulk fleet.

Significant available liquidity to pursue acquisition, page 5

23. Please update your disclosure to disclose the portion of net proceeds from your private placement which was completed in July 2013 that you will have available towards vessel acquisitions.

Access to attractive acquisition and chartering opportunities, page 6

24. Please delete reference to the "competitive advantage" gained from Scorpio Group's relationships as it appears that many competitors also have wide ranging relationships or such relationships through affiliates. In the alternative please tell us why this is not necessary.

Our Business Strategies, page 6

Optimizing vessel revenues primarily through spot market exposure, page 6

25. Please substantiate the belief stated in the second sentence or revise to remove such disclosure. As you have not generated revenues to date, we believe that this disclosure is not appropriate in the summary section without proper context.

Reduced Disclosure Requirements, page 7

26. We note the statement that you will cease to be an emerging growth company if "among other things" you have more than $1.0 billion in total annual gross revenues during the most recently completed fiscal year. Please revise to disclose each of the circumstances under which you could cease to be an emerging growth company.

27. In your next submission please include the diagram depicting your organizational structure on page 8.

Conditions to Exchange Offer, page 11

28. Please briefly describe the conditions to the exchange offer or advise.

Risk Factors, page 16

29. Please add a risk factor addressing, if true, that your officers and directors reside outside the United States and it may be difficult to serve process on them and enforce judgments against them. In addition please provide risk factor disclosure stating that because you are a Marshall Islands company it may be difficult to enforce judgments or liability from U.S. courts.

Our vessels may call on ports located in countries that are subject, page 22

30. You disclose that from time to time on charterers' instructions, your vessels may call on ports located in Cuba, Iran, Sudan and Syria. Cuba, Iran, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions. Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in those countries.

31. You disclose that institutional investors with policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified as state sponsors of terrorism may decide not to invest in, or to divest from, your common shares. It appears from this disclosure that you may enter into contracts with U.S.-designated state sponsors of terrorism. Please clarify for us whether you anticipate entering into such contracts and, if so, describe for us the types of contracts you may enter into with state sponsors of terrorism.

Risks Related to Our Comment Stock, page 34

32. We note the cover page of your prospectus and the risk factor "We are an "emerging growth company" and…" on page 36 references a "Summary— Implications of Being an Emerging Growth Company;" however, we were unable

to locate the summary in your registration statement. Please advise and revise your filing accordingly.

Capitalization, page 38

33. Please update your disclosures and as adjusted column for any changes in capitalization including additional private offerings through the date of effectiveness. In this regard, we note from your Form F-1 filed on October 1, 2013, you issued and sold 33,400,000 common shares in a private placement transaction for net proceeds of approximately $300 million. Please revise your capitalization table to include the proceeds received from the September 2013 private placement.

34. Reference is made to the third bullet point. Please clarify that the as adjusted column is to give effect to the issuance of common shares and assumes the midpoint of the price range.

Share price information, page 39

35. In the second paragraph on page 39 you indicate that the tables on the page "set forth the high and low prices and the average daily trading volume for our common shares as reported on the Norwegian OTC List for the periods listed below." However, there is no indication of the average daily trading volume for the periods reported in the tables on page 39. Please supply that information in your next draft.

Management's Discussion and Analysis, page 42

Liquidity and Capital Resources, page 44

36. We note that you expect to rely on operating cash flows as well as long-term borrowings under secured credit facilities and future equity offerings to implement your growth plan and dividend policy and you believe that your current cash balance as well as operating cash flows and available borrowings under the secured credit facilities that you expect to enter into will be sufficient to meet your liquidity needs for the next 12 months. Given the material commitments for newbuildings, disclosure should be added to inform investors that there can be no assurance that you will be able to obtain the necessary financing. Further, if true, include disclosure regarding the non-cancelable nature of your contracts for the delivery of new ships, and the fact that, if you are unable to secure the necessary financing required to purchase these new ships, you could face claims for breach of contract.

Security Ownership of Certain Beneficial Owners and Management, page 80

37. We note on page 10 that in July 2013 you completed a private placement of at that time 100% of your outstanding shares. We also note from your draft Form F-4 submitted on October 1, 2013 that you issued 33,400,000 shares in a private placement on September 24, 2013. With a view to revised disclosure, please tell us if any person holds more than 5% of your common shares as a result of these transactions.

38. We note that you have left blank the pre-IPO beneficial ownership information for directors and executive officers and for shareholders in the United States. Please provide this information in your next amendment. In addition once the post-IPO information becomes available, please update accordingly.

The Exchange Offer, page 81

39. As currently represented, it appears that the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the 20th business day following commencement of the offer. Please confirm in your response that the offer will be open at least through midnight on the 20th business day following commencement. See Exchange Act Rules 14e-1(a) and 14d-1(g)(3) and Question and Answer Eight in Exchange Act Release No. 16623 (Mar. 5, 1980).

40. In this regard, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

Terms of the Exchange Offer, page 82

41. We note that Exchange Shares issued in connection with this Exchange Offer will be delivered "promptly following the exchange date" which may be one to two business days following the Expiration Date. Please revise to instead state that you will issue the Exchange Shares promptly after the expiration date. See Exchange Act Rule 14e-1(c).

Expiration Date; Extensions; Amendments; Termination, page 83

42. Please disclose if notice of any extension will include disclosure of the number of securities deposited to date.

43. Please revise the first bullet point to clarify in what circumstances you will delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Auditor's Report, page F-2

44. Please add the city and state, in addition to the independent accountant's conformed signature to the opinion included in the filing.

Audited Financial Statements

Related Party Transactions

45. We note from the discussion on page 2 and 79, that one of your principal strengths is your relationship with Scorpio Tankers and the Scorpio Group of companies and that your vessel operations are managed under the supervision of your board of directors, by your management team and by members of the Scorpio Group of companies. You also indicate that you expect to enter into significant agreements for management services and technical support. In this regard, please disclose the nature of the control relationship between yourself, Scorpio Group and the affiliate businesses of SSM, SCM and SSH notes to the financial statements pursuant to ASC 850-10-50-6.

46. We note from your disclosures under Board of Directors and Executive Compensation that you did not pay any compensation to directors or senior management, and upon completion of the offering you will enter into employment agreements. As the financial statements do not include compensation at fair market levels for services provided by these directors and officers, the notes to the financial statements should be revised to include disclosures regarding your arrangements for below-market compensation expense with these related parties. Further, as compensation expense expected after the offering will be materially different in the future from compensation expense (or lack thereof) reflected in the historical financial statements, disclosure of the salary commitment should be made. Also, consider revising your liquidity section in MD&A to discuss the financial commitments if material.

Other

47. Please provide a currently dated consent from the independent registered public accountants in upon filing your pre-effective registration statement.

Signatures

48. Please tell us why both Emanuele A. Lauro and Robert Bugbee have signed in the capacity of Principal Executive Officer when only Mr. Lauro is listed as your chief executive officer on page 74.

Exhibit Index

49. Please revise to include your agreements with Dacks, Nacks, Chengxi, and Imabari. It appears that until you begin taking vessel deliveries in 2015 you will be dependent on your shipbuilders. In an appropriate section of your prospectus, describe the material terms of these agreements and disclose the consequences to you if you are unable to secure the necessary financing required to purchase these new ships.

Draft Registration Statement on Form F-1

General

50. Please make conforming changes to the registration statement on Form F-1 based on any applicable comments on the registration statement on Form F-4.

Prospectus Summary, page 1

51. We note from your disclosure on page 1 that on September 24, 2013 you issued and sold 33,400,000 common shares in a Norwegian private placement transaction for net proceeds of approximately $300 million. We also note limited discussion has been provided in the filing regarding the September 2013 Private Placement. In this regard, please explain why. If the September 2013 Private Placement has not been completed, please revise your disclosures to indicate when you expect the completion to occur. Please note the capitalization table on page 38 and liquidity section in MD&A on page 46 should address the September 2013 Private Placement. Please revise your disclosures in both the registrations statements filed on Forms F-1 and F-4, accordingly.

52. In this regard, please revise all applicable sections in your registration statements throughout to reflect the September 2013 Private Placement if it has completed.

Use of Proceeds, page 37

53. Please revise your disclosure to specify separately the proceeds that will be used to fund the commitments for the vessels in your initial fleet and for general corporate purposes, including vessel acquisitions. You may present separately each amount by bullet point.

54. If additional funds may be needed to achieve any of the goals listed such as vessel capital expenditures and vessel acquisitions then state the amount and source of those additional funds. Refer to Instruction 4 to Item 504 of Regulation S-K.

Capitalization, page 38

55. Reference is made to the line item caption Shareholders' equity under the actual column as of June 30, 2013. Please tell us why no amount is presented for shareholders' equity when it appears from your audited financial statements that you had a balance of $(1,200) as of June 30, 2013. Alternatively, revise your presentation accordingly.

56. Please revise your Form F-1 filed on October 1, 2013 to comply with the comments related to capitalization issued in connection with the Form F-4, where applicable.

Share price information, page 39

57. In the second paragraph on page 39 you indicate that the tables on the page "set forth the high and low prices and the average daily trading volume for our common shares as reported on the Norwegian OTC List for the periods listed below." However, there is no indication of the average daily trading volume for the periods reported in the table on page 39. Please supply that information in your next amendment.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Emanuele A. Lauro
Scorpio Bulkers Inc.
October 17, 2013
Page 11

You may contact Effie Simpson at (202) 551- 3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Edward S. Horton, Esq.
        Seward & Kissel LLP